UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            Pacific Technology, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   69488P-10-0

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                                 (CUSIP Number)
   Michael Muellerleile, 4100 Newport Place Street, Suite 830, Newport Beach,
                                    CA 92660
                                 (949) 250-8655
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 March 28, 2003
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.


         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   69488P-10-0

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                 1.       Names of Reporting Persons. I.R.S. Identification Nos.
                          of above persons (entities only).

                          Stanley McCrosky

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                 2.       Check the Appropriate Box if a Member of a Group
                         (See Instructions)
                      (a)
                      (b)
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                 3.       SEC Use Only

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                 4.       Source of Funds (See Instructions) OO
                                                             --
--------------------------------------------------------------------------------

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
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                 6.       Citizenship or Place of Organization   U.S.
                                                                ------
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Number of        7.       Sole Voting Power     4,500,000
                                            -------------
Shares            --------------------------------------------------------------

Beneficially     8.       Shared Voting Power  0
                                             ----
Owned by          --------------------------------------------------------------

Each             9.       Sole Dispositive Power   4,500,000
                                                ------------
Reporting         --------------------------------------------------------------

Person           10.      Shares Dispositive Power  0
                                                  ----
With              --------------------------------------------------------------

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000
                                -----------
                  --------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


                 13.      Percent of Class Represented by Amount in Row (11)
                            34.82%
                          --------
                  --------------------------------------------------------------

                 14.      Type of Reporting Person (See Instructions)
                          IN
                  --------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of Pacific Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 26586 Guadiana, Mission Viejo, California 92691.


Item 2.  Identity and Background


(a)    Name:                                 Stanley McCrosky

(b)    Business Address:                     26586 Guadiana
                                             Mission Viejo, California 92691

(c)    Present Principal Occupation:         Secretary of Pacific Technology,
                                             Inc., whose address is shown in
                                             Item 2(b)

(d)    Disclosure of Criminal Proceedings:   Mr. McCrosky has not been convicted
                                             in any criminal proceeding at any
                                             time.

(e)    Disclosure of Civil Proceedings:      Mr. McCrosky has not been subject
                                             to any judgment, decree or final
                                             order enjoining violations
                                             of or prohibiting or mandating
                                             activities subject to federal
                                             or state securities laws or finding
                                             any violations with respect to such
                                             laws.

(f)    Citizenship:                          Mr. McCrosky is a citizen of the
                                             United States.


Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

Mr. McCrosky received 4,500,000 shares of the Issuer's common stock in exchange for his 1,500,000 shares of Pacific Technology, Inc., a Nevada corporation pursuant to a share exchange agreement dated March 28, 2003.

Item 4.  Purpose of Transaction
-------------------------------

Mr. McCrosky acquired 4,500,000 shares as a personal investment and to express his personal economic commitment to the Issuer. On March 28, 2003, Mr. McCrosky was appointed as secretary and a director of the Issuer.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. McCrosky beneficially owns a total of 4,500,000 shares of the Issuer's common stock as follows:

(a) Mr. McCrosky directly and personally owns 4,500,000 shares of the Issuer's common stock which comprises 34.82% of the Issuer's total issued and outstanding shares.

(b) Mr. McCrosky has sole voting and dispositive power as to the 4,500,000 shares he owns directly.

(c)    None.

(d)    Not Applicable.

(e)    Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect
----------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------
None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2003
--------------------------------------------------------------------------------
Date

/s/ Stanley McCrosky
--------------------------------------------------------------------------------
Stanley McCrosky

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.





            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)